ANNUAL INFORMATION FORM

INTELLIPHARMACEUTICS INTERNATIONAL INC.
30 Worcester Road
Toronto, Ontario
M9W 5X2
CANADA

Tel: (416) 798-3001
Fax: (416) 798-3007

February 27, 2012

TABLE OF CONTENTS

Page

REFERENCE INFORMATION	1

FORWARD-LOOKING INFORMATION	1

CORPORATE STRUCTURE	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

CODE OF CONDUCT	18

RISK FACTORS	18

DIVIDENDS	34

CAPITAL STRUCTURE	35

MARKET FOR SECURITIES	36

ESCROWED SECURITIES	36

DIRECTORS AND OFFICERS	36

AUDIT COMMITTEE	38

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41

TRANSFER AGENTS AND REGISTRARS	41

MATERIAL CONTRACTS	41

INTERESTS OF EXPERTS	42

ADDITIONAL INFORMATION	42

SCHEDULE “A”	A-1

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INTELLIPHARMACUETICS INTERNATIONAL INC.

ANNUAL INFORMATION FORM
For the Fiscal Year Ended November 30, 2011

REFERENCE INFORMATION

In this report, “we,” “us,” and “our” refer to Intellipharmaceutics International Inc. (“Intellipharmaceutics” or “the Company”) and its subsidiaries.

As used herein, unless otherwise stated, the terms “quarter” and “year” refer to calendar quarter and fiscal year, respectively. Unless otherwise stated, the information contained herein is as of November 30, 2011.

All currency figures herein are in U.S. dollars, unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding the Company’s plans and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks and uncertainties detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the United States.

Forward-looking information or statements  involves known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in or implied by any forward-looking information or statements. Such factors include, but are not limited to, the timing of our programs to research, develop and commercialize our product candidates; the timing and costs of obtaining regulatory approvals; the benefits of our drug delivery technologies and product candidates as compared to others; the scope of protection provided by intellectual property for our drug delivery technologies and product candidates; our estimates regarding our capital requirements and future revenues and profitability; our estimates of the size of the potential markets for our product candidates; our selection and licensing of product candidates; the benefits to be derived from collaborative efforts with distributors; sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates; the rate and degree of market acceptance of our products; the timing and amount of reimbursement for our products by health plans; the success and pricing of other competing therapies that may become available; the manufacturing capacity of third-party manufacturers that we may use for our products; and other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States. Additional risks and uncertainties relating to the Company and our business can be found in the “Risk Factors” section of this annual information form, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Any reference in this annual information form to our “products” includes a reference to our product candidates and future products we may develop.

TRADEMARKS

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™ and Rexista™ are trademarks of Intellipharmaceutics and its wholly-owned subsidiaries.  These trademarks are important to our business.  Although we may have omitted the “TM” trademark designation for such trademarks in this annual information form, all rights to such trademarks are nevertheless reserved.  Unless otherwise noted, other trademarks used in this annual information form are the property of their respective holders.

CORPORATE STRUCTURE

Intellipharmaceutics was incorporated under the Canada Business Corporations Act by certificate and articles of arrangement dated October 22, 2009.

The following chart shows the corporate relationship structure of Intellipharmaceutics and its four wholly-owned subsidiaries, including jurisdictions of incorporation, as at November 30, 2011.

Our registered and principal office is located at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.  Our telephone number is (416) 798-3001 and our facsimile number is (416) 798-3007.

We are currently a “reporting issuer” in all of the provinces and territories of Canada.

Our website is www.intellipharmaceutics.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, we have a pipeline of product candidates in various stages of development, including six abbreviated new drug applications (“ANDAs”) under review by the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection.  Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.  At this time, there is one such product in multiple strengths being developed in cooperation with a development partner.

History

On October 19, 2009, the shareholders of Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger (the “Arrangement and Merger Transaction”) whereby IPC Ltd. combined with Vasogen to continue as a publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”).  The arrangement resulted in IPC Ltd. and Intellipharmaceutics Corp. combining with 7231971 Canada Inc. (“New Vasogen”), a new Vasogen company that acquired substantially all of the assets and certain liabilities of Vasogen, including the proceeds from its non-dilutive financing transaction with Cervus LP as described further below.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that resulted in Vasogen being reorganized prior to completion of the transaction with IPC Ltd. and provided gross proceeds to Vasogen of approximately C$7.5 million in non-dilutive capital.

The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada and traded on the TSX and NASDAQ.  IPC Ltd. shareholders were issued approximately 86% of the outstanding common shares of Intellipharmaceutics and Vasogen’s shareholders were issued approximately 14% of the outstanding common shares of Intellipharmaceutics.

As a result of the transaction, we selected a November 30 year end, which resulted in the Company having an eleven month fiscal period in 2009.  All comparable financial information is that of the predecessor company, IPC Ltd., which had a December 31 year end.

Our Strategy

We believe that our Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform  that can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe the flexibility of this technology allows us to develop complex drug delivery solutions quickly and competitively.

We apply our technologies to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The flexibility and the competitive advantage of the Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow a new drug application (“NDA”) 505(b)(2) regulatory path.

We operate in a market created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

•
For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  Our scientists have demonstrated a successful track record with such types of products, having previously developed several drugs which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires an ANDA for the United States and corresponding pathways for other jurisdictions.

•
For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing  new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favourably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the United States or corresponding pathways for other jurisdictions where applicable.  The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

•
We are also focused on utilizing our technologies for the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications.

We believe we are well-positioned, subject to continuing cash requirements, to execute our strategic plan due to our expertise in drug delivery, product development, regulatory affairs and manufacturing.

Our Technology

Our Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.   Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired controlled-release effect in a time and cost effective manner.

We develop both new and generic controlled-release pharmaceutical products. Controlled release means releasing a drug into the bloodstream or a target site in the body, over an extended period of time or at predetermined times.  Controlled drug delivery can be both safer and more effective than conventional immediate-release tablets and capsules in administering drugs.  Our strategy includes seeking to  obtain regulatory approval to market these products and licensing these developed products for commercialization.  At present, no such product has received regulatory approval or been commercialized.

Our business focus has been to apply our proprietary controlled-release technologies to existing drugs.  The release technologies, and the excipients utilized in them, were designed and chosen to be compatible with, and to orally deliver, a wide range of small-molecule APIs.  At present, those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in humans to orally administer small molecule drugs including those used in the treatment of cardiovascular, central nervous system, gastrointestinal tract, pain, diabetes and other significant indications.

We apply our proprietary technology to development activities in three ways: (1) developing improved controlled-release (once-a-day) versions of existing immediate-release branded drugs (requiring NDA), (2) developing and commercializing generic drugs that are bioequivalent to existing controlled-release branded products (requiring ANDA), and (3) developing such once-a-day or generic equivalent drugs for narcotic analgesic drugs using our abuse-deterrent technologies.  For an ANDA, we  must show that, when taken orally in bioequivalence studies conditions, levels of the active ingredient as measured in the bloodstream are the same for the generic product as for the branded product, within tolerances set by the United States Food and Drug Administration (“FDA”).

Our proposed products target the niche market created by the expiration of drug product patents and drug product exclusivity periods, for which we believe we will generally have the following three opportunities to license our technologies and products:

•
For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can seek to formulate generic products which are bioequivalent to the branded products.  Our  scientists have done so previously for several drug products, on a private contract basis with third-party companies that cannot be disclosed because of confidentiality obligations of our scientists under their prior development agreements.  Such products may be licensed to and sold by distributors of generic products.

•
For branded immediate-release (multiple-times-per-day) products, we can seek to formulate improved replacement products, typically by developing a new, patentable, controlled-release (once-a-day) product.  Such products may be licensed to and sold by the pharmaceutical company that made the original immediate-release product, thereby protecting the pharmaceutical company against revenue loss in the brand by providing a clinically attractive patented product that is expected to compete favourably with the generic immediate-release competition that arises on expiry of the original patent(s).

•
Our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications.

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals.  We have branded these technology systems collectively as the Drug Delivery Engine™.  These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect.  In our opinion, these systems offer superior performance to traditional drug delivery systems, while retaining simplicity and cost effectiveness associated with their manufacture for the reasons described below:

•
Our delivery technologies offer competitive development times.  They have demonstrated themselves suited to the delivery of a wide range of small molecule drugs.  They are robust, in that the predicted delivery results have been repeatedly substantiated by actual bioavailability/bioequivalence studies.  They were developed by our chief scientists, who have substantial experience in applying them successfully to the delivery of small drug molecules under existing development contracts and in support of our product candidate pipeline.  For these reasons, we believe that our development times are generally short and competitive.

•
Our delivery technologies offer competitive development costs, because the technologies use only readily available, low-cost ingredients already acceptable to regulatory authorities, such as the FDA, and because development times are short, we believe that our development costs are low when compared to our competitors.

•
Large pharmaceutical companies may license our  improved products for life-cycle management and franchise extension of their branded products as they come off patent.  Our management believes that, with impending loss of branded product revenues, a new product candidate such as ours, which offers the advantage of once-a-day dosing, should be attractive to a large pharmaceutical company facing revenue loss in a patented branded-product franchise.

•
Manufacturers and distributors of generic drugs may license our technologies and products.  We believe that, because our development times are generally short and cost-effective, our generic once-a-day product candidates represent a cost-effective opportunity for generic distributors to add valuable generic products to their portfolios.

Our filings to date include:

1.
In May 2007, we filed an ANDA with the FDA for 5, 10, 15 and 20 mg strengths of generic Focalin XR® developed in collaboration with partner, Par Pharmaceutical, Inc.,  (“Par”) and intended for the U.S. market.  In August 2007, the application was accepted by the FDA as being complete and in condition for further review.  In December 2010, we filed an amendment to our ANDA to add the 30 mg strength of generic Focalin XR®. The ANDA review process generally takes at least a two years and often longer, and there can be no assurance that the FDA will approve the product for commercial launch in the USA. In August 2011 we added additional strenths of generic Focalin XR®, including the 30 mg strength, to the arrangement with Par.

2.	In January 2010, our ANDA filing for generic Effexor XR® was accepted by the FDA for review.

3.	In June 2010, our ANDA filing for generic Protonix® was accepted by the FDA for review.

4.	In August 2010, our ANDA filing for generic Glucophage® XR was accepted by the FDA for review.

5.	In February 2011, our ANDA filing for generic Seroquel XR® was accepted by the FDA for review.

6.	In September 2011, our ANDA filing for generic Lamictal®XR™ was accepted by the FDA for review.

•	The ANDA review process usually takes at least two years and often longer, and there is no assurance that the FDA will approve the product for commercial launch in the USA.

•	Commercial exploitation of these products either by license and the collection of royalties, or through the manufacture of tablets and capsules using our developed formulations.

•
Development of new products and increasing the number of licensing agreements with other pharmaceutical companies beyond those already in place, including collaborating in contract research and development, joint ventures and other drug development and commercialization projects.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

Our Drug Delivery Technologies

Our scientists have developed proprietary controlled-release drug delivery technologies based on the Hypermatrix™ platform, branded Drug Delivery Engine™.  These technologies consist of drug delivery systems that facilitate timed-release delivery of a wide range of pharmaceuticals.  Our Drug Delivery Engine™ technologies have been used in drugs manufactured and sold by major pharmaceutical companies.

One group of Drug Delivery Engine™ technologies, the Hypermatrix™ technologies, are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

Our platform of Hypermatrix™ drug delivery technology include, but are not limited to, IntelliFoam™, IntelliGITransporter™,  IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, and IntelliShuttle™.  Some of their key attributes are described below.

These technologies provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug, and the optimal site for release of the API in the gastrointestinal tract (“GIT”).  At present those technologies have been applied in the laboratory and/or in bioavailability/bioequivalence studies in man to such orally administered small molecule drugs as are used in the treatment of cardiovascular, central nervous system (“CNS”), gastro-intestinal, pain, diabetes and other significant indicators.

The Hypermatrix™ Family of Drug Delivery Engine™ Technologies

IntelliFoam™

The IntelliFoam™ technology is based on the drug active being embedded in, but separate from a syntactic foam substrate, the properties of which are used to modulate the release of the drug active.  The drug actives are embedded in a resin polymer matrix.

IntelliGITransporter™

The IntelliGITransporter™ technology consists of an active drug immobilized in a homogeneous (uniform) matrix structure.  A precise choice of mix ratios, polymers, and other ingredients imparts characteristics which protect the drug composition from mechanical degradation due to digestion, and/or from chemical degradation in the acidic stomach environment, and ensures that this technology allows control of release as well as releasing the medication at certain parts of the stomach or intestines without significant food effects or unintentional premature release of the entire drug dose.  We believe that this technology is most useful for drug molecules with characteristics such as very low or very high potency, opiate analgesics (pain medications derived from the chemical compounds found in opium), or susceptibility to acid degradation.  It is also useful for products where a zero-order (constant rate over time, independent of the amount of drug available for dissolution) release profile is desirable.

IntelliMatrix™

The IntelliMatrix™ technology is a proprietary blend of several polymers.  Depending on the constituents of the blend and the manner in which these interact, the use of the blend with a drug allows the drug to be released at predetermined rates, while imparting protective characteristics to both the drug and the GIT. This is most useful for drugs which require precisely controlled first-order release profiles, where the amount released with time is dependent on one component like the amount of drug available for dissolution.

IntelliOsmotics™

The IntelliOsmotics™ technology is based upon the inclusion of multiple populations of polymers with distinct chemical bonding characteristics.  These set up a complex matrix of hydrophilic (water attracting) and hydrophobic (water repelling) domains.  When the tablet or bead is in an aqueous environment, like gastric contents, a “mixture” of water-soluble polymer and drug core is surrounded by gel layer(s) of water-insoluble polymer.  Osmotic pressure drives the drug out when solvent passes through the gel layer while the polymer molecules remain.  This permits control of the rate of release of the drug active by the variation of polymer ratios.  This technology is most useful for drug molecules which require precisely controlled pseudo-first-order release profiles, where the rate of release is proportional to the amount available for dissolution as well as being proportional to one other component; however the effect of the amount of drug is overriding, so that the rate appears first-order.  This type of release control can be useful when attempting to match difficult profiles for generic formulation.

IntelliPaste™

The IntelliPaste™ technology is comprised of blends of multiple polymers, oils, excipients and drug active(s) which result in a paste-in-a-capsule dosage form. The physical attributes of the paste include that it is thixotropic, pseudoplastic and non-Newtonian or, in layman’s terms, like toothpaste. Typically, it is formulated as having very low solubility in water or oil, and low solubility in alcohol. These characteristics enable the resulting drug product to have tamper-deterrent properties, and to resist dissolution in even high concentrations of alcohol. As a result, IntelliPaste™ is the Company’s preferred delivery technology for the controlled delivery of opiates, narcotics and other CNS drug products which are susceptible to unlawful diversion or abuse.

IntelliPellets™

The IntelliPellets™ technology consists of one or more type (population) of granule, bead, pellet, or tablet in a holding chamber or reservoir, such as a hard gelatin capsule.  Each type (population) may be uniquely different from the other in the manner or rate it releases the drug.  Our IntelliPellets™ technology is designed to control, prolong, delay or modify the release of drugs.  It is particularly useful for the delivery of multiple drugs, for delayed, timed, pulsed or for chronotherapeutic drug delivery, designed to mimic our internal clocks for therapeutic optimization (the drug is delivered in the right amount for the patient at the right time).  This technology is most useful for the delivery of multiple-drug cocktails, or in situations where the timing of a single dose or the sequencing of multiple doses of the same drug is important.

IntelliShuttle™

The IntelliShuttle™ technology provides for drug release past the stomach, such as for drugs required for action beyond the stomach, for drugs which could be destroyed by the stomach environment, or for drugs which could harm the stomach itself.  This technology “shuttles” the drug past the stomach to be released at predetermined times or sites where appropriate for optimum therapeutic effect.  This technology is most useful for acid labile drug molecules (drugs that are destroyed in acid environment), such as the proton pump inhibitors, of which well-known omeprazole (Prilosec) and lansoprazole (Prevacid) are examples, or for drug molecules which may harm the stomach, of which the well-known aspirin is an example.

Each of the above-noted proprietary technologies was fully developed and ready for application to client drug delivery requirements from the date of our inception.  Each of them has been utilized and applied to client drug delivery requirements under our existing and previous development contracts; in several instances more than one technology has been applied to a single drug development.  We continue to market all of our existing technologies and to conduct the necessary research to develop new products and technologies.  To date, none of the development contracts has proceeded to the point of commercialization, and therefore we have not yet seen our proprietary technologies utilized in products sold to consumers.

Our Products

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	ANDA application for commercialization approval for 5 strengths under review by FDA	ANDA	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 4 strengths under review by FDA	ANDA	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We have additional ANDA and NDA products, in various stages of development.  We typically select products for development that we intend for commercialization several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par for the development of a generic version of Focalin XR®.

Our dexmethylphenidate hydrochloride extended-release capsules are a generic version of the marketed drug Focalin XR®. Dexmethylphenidate hydrochloride, a Schedule II restricted product in the United States, is indicated for the treatment of attention deficit hyperactivity disorder (“ADHD”).   According to Wolters Kluwer Health, sales of Focalin XR® in the U.S. were approximately $596 million for the 12 months ended December 2011.

Effective May 2007, we filed an ANDA for our generic version of Focalin XR® with the FDA. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.

Intellipharmaceutics, Par, our licensee and development partner, and five  complainants in patent litigation in the District Courts for New Jersey and Delaware (Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd). stipulated to the dismissal of that litigation and, in 2010,entered into settlement and license agreements with the Company and with Par in respect of our ANDA application to the FDA for 5, 10, 15 and 20 mg strengths of dexmethylphenidate hydrochloride.

Assuming receipt of regulatory approval, we expect that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  We have a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride extended-release capsules in the U.S., which commences with the commercial launch of the product by Par.

In December 2010 we filed an ANDA for the 30 mg strength of dexmethylphenidate hydrochloride extended-release capsules. The application was filed as an amendment to the ANDA previously filed for the 5, 10, 15 and 20 mg dosage strengths of the drug. Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

In March 2011 we announced that the Company had become aware that Elan Corporation, plc and Elan Pharma International Ltd., had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. On April 5, 2011, we also announced that the Company had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ 30 mg strength of dexmethylphenidate hydrochloride. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, we believe it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to us, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR ® does not, in any event, infringe the patents in issue.

On August 18, 2011, we announced that we had added the development and commercialization of additional strengths of generic Focalin XR® to the existing license and commercialization arrangement with Par for the U.S. market. This includes the 30 mg strength.

Venlafaxine Hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Our venlafaxine hydrochloride extended-release capsules are a generic version of the marketed drug Effexor XR®.  Venlafaxine hydrochloride is indicated for the treatment of symptoms of depressive disorders. According to Wolters Kluwer Health, sales of venlafaxine hydrochloride extended-release capsules in the U.S. were approximately $2.5 billion for the 12 months ending December 2011.

Our ANDA in respect of this product is under review; there can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., had filed a Complaint for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. On June 21, 2011, the Company announced that the patent infringement litigation was settled, granting the Company a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S. following FDA approval of this product. There can be no assurance that such approval will be granted.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole Sodium – Generic Protonix® (a registered trademark of the brand manufacturer)

Our pantoprazole sodium delayed-release tablets are a generic version of the marketed drug Protonix®.  Pantoprazole sodium inhibits gastric acid secretion and is indicated for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. According to Wolters Kluwer Health, sales of pantoprazole sodium delayed-release tablets in the United States were approximately $1.8 billion for the 12 months ending December 2011.

We filed an ANDA for our generic pantoprazole sodium, with the FDA.  The application is under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S. market.

In December 2010 we informed the FDA that we had not received notification, as provided for under the Hatch-Waxman Act, of any patent infringement proceeding by the brand owner, Wyeth Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer, Inc., for our application to market a generic of Protonix®. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval.  No assurance can be provided as to whether or when such approval will be obtained.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Metformin Hydrochloride – Generic Glucophage® XR (a registered trademark of the brand manufacturer)

Our metformin hydrochloride extended-release tablets are a generic version of the marketed drug Glucophage® XR.  Metformin hydrochloride is an oral antihyperglycemia drug indicated for the management of type 2 diabetes. According to Wolters Kluwer Health, sales of Glucophage® XR in the United States were approximately $431 million for the 12 months ending December 2011.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Quetiapine Fumarate – Generic Seroquel XR® (a registered trademark of the brand manufacturer)

Our quetiapine fumarate extended-release tablets are a generic version of the marketed drug Seroquel XR®.  Quetiapine fumarate is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. According to Wolters Kluwer Health, sales of Seroquel XR® in the United States were approximately $1.1 billion for the 12 months ending December 2011.

The ANDA application is under review and there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for sale in the U.S. market.

On May 26, 2011, we announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to the Company’s generic version of Seroquel XR®.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company filed a motion to contest New Jersey as a proper forum for the litigation. On January16, 2012, the District Court for New Jersey dismissed the AstraZeneca case for want of general or personal jurisdiction over the Company. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York, likely to preserve their right to a 30 month stay of possible approval of the Company’s generic version of Seroquel XR® by the FDA should the Company’s challenge of jurisdiction in New Jersey be successful. In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. As at the date of this document, no other actions have been taken by any party in the New York litigation.  Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not, in any event, infringe the patents asserted in the above-noted lawsuit.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Lamotrigine – Generic Lamictal® XR™ (a registered trademark of the brand manufacturer)

Our lamotrigine extended-release tablets are a generic version of the marketed drug Lamictal®XR™. Lamotrigine is an oral anticonvulsant drug used in the treatment of epilepsy. According to Wolters Kluwer Health, sales of Lamictal®XR™ in the United States were approximately $217 million for the 12 months ending December 2011.

An ANDA has been filed with the FDA, and the application is under review. The brand owner did not initiate patent infringement litigation. As a result, we will not be subject to the automatic 30-month stay of FDA approval to market the product and we will be in a position to market our product in the United States upon FDA approval. There can be no assurance when, or if at all, the FDA will approve the product for sale in the U.S. market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol Phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Our carvedilol phosphate controlled-release capsules, in development, are intended to be a generic version of the marketed drug Coreg CR®.  Carvedilol phosphate is indicated for the treatment of hypertension and heart failure. According to Wolter Kluwer Health, sales of Coreg CR® in the United States were approximately $314 million for the 12 months ending December 2011.

This product is currently in late stage development. We are exploring licensing agreement opportunities or other possibilities for this product.  There can be no assurance that an ANDA will be filed, or if filed, that an approval to market can be obtained, or if approved, that a licensing agreement can be secured to market the product.

Rexista™ Oxycodone (Oxycodone Hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone hydrochloride, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ is a unique dosage form designed to be a deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, or by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  According to Wolters Kluwer Health, sales of OxyContin® (oxycodone hydrochloride controlled-release tablets) in the United States were approximately $2.9 billion for the 12 months ending December 2011.  OxyContin® currently represents 98% of the $3.0 billion oxycodone sustained-release market.

In April 2011, the White House and the FDA announced a new Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release and long-acting opioid medications. The new REMS plan focuses on educating doctors about proper pain management, patient selection, and other requirements and improving patient awareness about how to use these drugs safely. The FDA has indicated it wants companies to give patients educational materials, including a medication guide that uses consumer friendly language to explain safe use and disposal. Doctor training, patient counselling and other risk reduction measures are expected by the FDA to become effective in 2012. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended-release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s opioid REMS should benefit tamper-deterrent products.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof-of-concept pilot clinical studies of Rexista™ oxycodone and plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that are expected to be initiated in fiscal 2012.  We also plan to initiate discussions with the FDA on the clinical development plan for Rexista™ oxycodone.  There can be no assurance that we will be able to successfully produce scaled-up batches for use in clinical trials, or that the clinical trials will meet the expected outcomes, or that we will be successful in submitting an NDA 505(b)(2) filing.

Intellectual Property

Proprietary rights are an important aspect of our business.  These include know-how, trade secrets and patents.  Know-how and trade secrets are protected by internal company policies and operating procedures, and where necessary, by contractual provisions with development partners and suppliers.  We also seek patent protection for inventive advances which form the bases of our drug delivery technologies.  With respect to particular products, we may seek patent protection on the commercial composition, our methods of production and our uses, to prevent the unauthorized marketing and sale of competitive products.

Patents which relate to and protect various aspects of our HyperMatrix family of drug delivery technology include the following United States and Canadian patents which have been issued to us:

Country	Issue No.	Issue Date	Title
U.S.A.	6,652,882	Nov 25, 2003	Controlled Release Formulation Containing Bupropion
U.S.A.	6,296,876	Oct 2, 2001	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	6,607,751	Aug 19, 2003	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
U.S.A.	6,479,075	Nov 12, 2002	Pharmaceutical Formulations for Acid Labile Substances
U.S.A.	7,858,119	Dec 28, 2010	Extended Release Pharmaceuticals
U.S.A.	6,800,668	Oct 5, 2004	Syntactic Deformable Foam Compositions and Methods for Making
U.S.A.	7,090,867	Aug 15, 2006	Novel Controlled Release Delivery Device for Pharmaceutical Agents Incorporating Microbial Polysaccharide Gum
Canada	2,435,276	Mar 15, 2005	Syntactic Deformable Foam Compositions and Methods for Making
Canada	2,459,857	Feb 22, 2011	Combinatorial Type Controlled Release Drug Delivery Device
U.S.A.	7,906,143	Mar 15, 2011	Controlled Release Pharmaceutical Delivery Device and Process of Preparation Thereof

In addition to these issued patents, we have several U.S. patent applications, and corresponding foreign applications pending, including Patent Cooperation Treaty (“PCT”)- national stage processing and entry applications, relating to various aspects of our HyperMatrix drug delivery technologies, including methods and compositions for coating of tablets and beads, compositions incorporating disintegrants to assist in controlled release, compositions incorporating multiple drug actives, and compositions directed to classes of drug actives designed as therapies for specific indications and compositions intended to enhance deterrence of willful abuse of narcotic compositions.

Government Regulation

We focus on the development of both branded drug products (which require NDAs) and generic drug products (which require ANDAs).  The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and other governmental authorities and agencies.  Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products.  The regulations applicable to our products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional experience in this area.

United States Regulation

New Drug Application

We will be required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees.  New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures.  These procedures include (a) preclinical laboratory and animal toxicology tests; (b) scaling and testing of production batches; (c) submission of an Investigational New Drug Application (“IND”), and subsequent approval is required before any human clinical trials can commence; (d) adequate and well controlled replicate human clinical trials to establish the safety and efficacy of the drug for its intended indication; (e) the submission of an NDA to the FDA; and (f) FDA approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of our manufacturing and testing facilities.  If all of this data in the product application is owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA’s ability to grant an approval if the application relied upon data which the applicant did not own.  We intend to generate all data necessary to support FDA approval of the applications we file.

Preclinical laboratory and animal toxicology tests may have to be performed to assess the safety and potential efficacy of the product.  The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials.  Once the IND notice period has expired, clinical trials may be initiated, unless an FDA hold on clinical trials has been issued.

Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators who are experienced in conducting studies under “Good Clinical Practice” guidelines.  Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated.  Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial.  Clinical studies are typically conducted in three sequential phases, which may overlap.  In Phase I, the initial introduction of the product into human subjects, the compound is tested for absorption, safety, dosage, tolerance, metabolic interaction, distribution, and excretion.  Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the efficacy of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks.  In the event Phase II evaluations demonstrate that a pharmaceutical product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical study sites.  Periodic reports on the clinical investigations are required.

We, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks.  The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

Abbreviated New Drug Application

In certain cases, where the objective is to develop a generic version of an approved product already on the market in controlled-release dosages, an ANDA may be filed in lieu of filing an NDA.  Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy and instead requires the submission of bioequivalency data, that is, demonstration that the generic drug produces the same effect in the body as its brand-name counterpart and has the same pharmacokinetic profile, or change in blood concentration over time.  The ANDA procedure is available to us for a generic version of a drug product approved by the FDA.  In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the “Listed Drug”) when the change is one authorized by statute.  Permitted variations from the Listed Drug include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product.  The FDA must approve the petition before the ANDA may be submitted.  An applicant is not permitted to petition for any other kinds of changes from Listed Drugs.  The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product’s safety or effectiveness.  The advantages of an ANDA over an NDA include reduced research and development costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

Patent Certification and Exclusivity Issues

ANDAs are required to include certifications with respect to any third party patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval.  If applicable third party patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA until the patents expire.  If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA for up to 30 months.  If the drug product covered by an ANDA were to be found by a court to infringe another company’s patents, approval of the ANDA could be delayed until the patents expire.  Under the Food Drug and Cosmetic Act (“FDC”), the first filer of an ANDA with a “non-infringement” certification is entitled to receive 180 days of market exclusivity.  Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer’s generic product or a successful defense of a patent infringement suit.

The 180-day exclusivity period can be forfeited if the first applicant withdraws its application or the FDA considers the application to have been withdrawn, the first application amends or withdraws Paragraph IV Certification for all patents qualifying for 180 day exclusivity, or failure of the first applicant to obtain tentative approval within 30 months after the date filed unless failure is due to a change in review requirements.  The preservation of the 180 day exclusivity period related to the first-to-file status of a drug not approved within 30 months after the date filed, generally requires that an application be made to the FDA for extension of the time period where the delay has been due to a change in the review requirements for the drug.  The approval of the continued first-to-file status in such circumstances is subject to the discretion of the FDA.  There can be no assurance that the FDA would accede to such a request if made.

Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses.  Patents outside the United States may differ from those in the United States.  Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound.  There may be additional patents relating to a person’s proposed manufacture, use or sale of a product that could potentially prohibit such person’s proposed commercialization of a drug compound.

The FDC contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply.  Exclusivity refers to the fact that the effective date of approval of a potential competitor’s ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires.  Five years of exclusivity are granted to the first approval of a “new chemical entity”.  Three years of exclusivity may apply to products which are not new chemical entities, but for which new clinical investigations are essential to the approval.  For example, a new indication for use, or a new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength.  Exclusivity only offers protection against a competitor entering the market via the ANDA route, and does not operate against a competitor that generates all of its own data and submits a full NDA.

If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized.  Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

The requirements for selling pharmaceutical drugs in Canada are substantially similar to those of the United States described above.

Investigational New Drug Application

Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application (“CTA”) to the Therapeutic Products Directorate (“TPD”).  This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug.  If, within 30 days of receiving the application, the TPD does not notify us that our application is unsatisfactory, we may proceed with clinical trials of the drug.  The phases of clinical trials are the same as those described above under “United States Regulation – New Drug Application”.

New Drug Submission

Before selling a new drug in Canada, we must submit a New Drug Submission (“NDS”) or Supplemental New Drug Submission (“sNDS”) to the TPD and receive a Notice of Compliance (“NOC”) from the TPD to sell the drug.  The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability and safety of the new drug, the results of bio-pharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended.  The TPD reviews the NDS or sNDS.  If the submission meets the requirements of Canada’s Food and Drugs Act and Regulations, the TPD will issue an NOC for the new drug.

Where the TPD has already approved a drug for sale in controlled-release dosages, we may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission (“ANDS”).  In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

The TPD may deny approval or may require additional testing of a proposed new drug if applicable regulatory criteria are not met.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market.  Contravention of Canada’s Food and Drugs Act and Regulations can result in fines and other sanctions, including product seizures and criminal prosecutions.

Proposals have recently been made that, if implemented, would significantly change Canada’s drug approval system.  In general, the recommendations emphasize the need for efficiency in Canadian drug review.  Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries.  There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.

The Canadian government has regulations which can prohibit the issuance of an NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health and Welfare.  After submitting the list, the patentee or an exclusive licensee can commence a proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing an NOC.  The minister may be prohibited from issuing an NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations.  There may be additional patents relating to a company’s proposed manufacture, use or sale of a product that could potentially prohibit such company’s proposed commercialization of a drug compound.

Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies.  The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

Additional Regulatory Considerations

Sales of our products by our licensees outside the United States and Canada will be subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

Under the U.S. Generic Drug Enforcement Act, ANDA applicants (including officers, directors and employees) who are convicted of a crime involving dishonest or fraudulent activity (even outside the FDA regulatory context) are subject to debarment.  Debarment is disqualification from submitting or participating in the submission of future ANDAs for a period of years or permanently.  The Generic Drug Enforcement Act also authorizes the FDA to refuse to accept ANDAs from any company which employs or uses the services of a debarred individual.  We do not believe that we receive any services from any debarred person.

In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry.  We believe that we are in compliance in all material respects with such regulations as are currently in effect.

Before medicinal products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed.  The regulatory review and approval process varies from country to country.

Competition

We are engaged in a business characterized by extensive research efforts, rapid technological developments and intense competition. Our competitors include medical technology, pharmaceutical, biotechnology and other companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future, in development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our present or future products.

Our drug delivery technologies may compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates. As a result, our product candidates may become noncompetitive or obsolete.

We believe that our ability to successfully compete will depend on, among other things,  the efficacy, safety and reliability of our product candidates,  the timing and scope of regulatory approval, the speed at which we develop product candidates, our ability to manufacture and sell commercial quantities of a product to the market,  product acceptance by physicians and other professional healthcare providers, the quality and breadth of our technology, the skills of our employees and our ability to recruit and retain skilled employees, the protection of our intellectual property, and the availability of substantial capital resources to fund development and commercialization activities.

Employees

As of the date of this document, we have 35 full-time employees, which is an increase from the 29 employees we had on November 30, 2010.  Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

Strategic Alliances

From time to time we enter into drug development agreements.  Typical material terms are subject to negotiation and may include:

•	identification and specification of a target drug product and a development timetable;

•	a license to the client for the technology actually used in the delivery formulation;

•	a payment at the time of execution;

•
milestone payments for the successful accomplishment of key objectives, such as initiation of or successful bioavailability/bioequivalence or clinical studies, successful scale-up/manufacture to submission batch size, regulatory filing or approval;

•	bonuses for being first or early to make a regulatory filing or obtain regulatory approval;

•	royalties or share of profits from commercial sales; and

•	technology reversion clauses which operate to return all rights in the delivery technologies to us when projects or commercial sales are terminated.

Facilities

For seven years, we have occupied a 25,000 square foot facility at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2, that we lease at a present rental rate of approximately $95,000 per year.  The lease has been renewed to November 30, 2012 and we are in discussions with the landlord to extend the lease for several additional years.  We use our facilities as a laboratory, office space, and current Good Manufacturing Practices (“cGMP”) scale-up and small to medium-scale manufacturing.

In 2006, we completed renovation and construction of our administrative facilities and cGLP research laboratories and construction of a cGMP manufacturing plant for solid oral dosage forms at our 30 Worcester Road facility in Toronto.  The cost of the build-out and equipping of our administrative, laboratory and manufacturing facility was approximately $1,685,000, with approximately $810,000 for plant and $950,000 for equipment.  The facility now consists of approximately 4,900 sq. ft.  for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing.

We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

CODE OF CONDUCT

The Code of Business Conduct and Ethics have been implemented. These may be viewed on our website at www.intellipharmaceutics.com or at www.sedar.com.  During the year ended November 30, 2011, no waivers or requests for exemptions from the Code of Conduct were either requested or granted.

RISK FACTORS

Prospects for companies in the pharmaceutical industry generally may be regarded as uncertain given the research and development nature of the industry and uncertainty regarding the prospects of successfully commercializing product candidates and, accordingly, investments in companies such as ours should be regarded as very speculative.   An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this annual information form.  The list of risks and uncertainties described below is not an exhaustive list.  Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business.  If any one or more of the following risks occur, our business, financial condition and results of operations could be seriously harmed.  Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.  If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

Our activities entail significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which may be applicable to us.

Risks related to our Company

Our business is capital intensive and requires significant investment to conduct research and development, clinical and regulatory activities necessary to bring our products to market, which capital may not be available in amounts or on terms acceptable to us, if at all.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities.  As of November 30, 2011, we had a cash balance of $4.8 million. As of January 31, 2012, our cash balance was $3.3 million. In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain additional capital over the next twelve months, there may be doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs or NDAs at all or in time to competitively market our products or product candidates.

Delays, suspensions and terminations in preclinical studies and clinical trials could result in increased costs to us and delay our ability to generate product revenues.

The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and clinical trial sites;

•	manufacturing sufficient quantities of a drug candidate;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective clinical trial site; and

•	patient enrollment.

Once a clinical trial has begun, it may be delayed, suspended or terminated due to a number of factors, including:

•	the number of patients that participate in the trial;

•	the length of time required to enroll suitable subjects;

•	the duration of patient follow-up;

•	the number of clinical sites included in the trial;

•	changes in regulatory requirements or regulatory delays or clinical holds requiring suspension or termination of the trials;

•	delays, suspensions or termination of clinical trials due to the institutional review board overseeing the study at a particular site;

•	failure to conduct clinical trials in accordance with regulatory requirements;

•	unforeseen safety issues, including serious adverse events or side effects experienced by participants; and

•	inability to manufacture, through third party manufacturers, adequate supplies of the product candidate being tested.

Based on results at any stage of product development, we may decide to repeat or redesign preclinical studies or clinical trials, conduct entirely new studies or discontinue development of products for one or all indications.  In addition, our products may not demonstrate sufficient safety and efficacy in pending or any future preclinical testing or clinical trials to obtain the requisite regulatory approvals.  Even if such approvals are obtained for our products, they may not be accepted in the market as a viable alternative to other products already approved or pending approvals.

If we experience delays, suspensions or terminations in a preclinical study or clinical trial, the commercial prospects for our products will be harmed, and our ability to generate product revenues will be delayed or we may never be able to generate such revenues.

We have a history of operating losses, which may continue in the foreseeable future.

We have incurred net losses from inception through November 30, 2011 and have an accumulated deficit of U.S.$23.9 million as of such date.  As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our drug formulations receive the approval of the FDA or other applicable regulatory agencies and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval for any of our drug formulations, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Loss of key scientists and failure to attract qualified personnel could limit our growth and negatively impact our operations.

We are dependent upon the scientific expertise of Dr. Isa Odidi, our Chairman and Chief Executive Officer, and Dr. Amina Odidi, our President and Chief Operating Officer.  Although we employ other qualified scientists, Drs. Isa and Amina Odidi are our only employees with the knowledge and experience necessary for us to continue development of controlled-release products. We do not maintain key-person life insurance on any of our officers or employees.  Although we have employment agreements with key members of our management team, each of our employees may terminate his or her employment at any time. The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, on our ability to successfully integrate many new employees, and on our ability to develop and maintain important relationships with leading research and medical institutions and key distributors.   If we lose the services of our executive officers or other qualified personnel or are unable to attract and retain qualified individuals to fill these roles or develop key relationships, our business, financial condition and results of operations could be materially adversely affected.

Our intellectual property may not provide meaningful protection for our product candidates.

We hold certain U.S., Canadian and foreign patents and have pending applications for additional patents outstanding.  We intend to continue to seek patent protection for, or maintain as trade secrets, all of our commercially promising drug delivery platforms and technologies.  Our success depends, in part, on our and our collaborative partners’ ability to obtain and maintain patent protection for new product candidates, maintain trade secret protection and operate without infringing the proprietary rights of third parties.  Without patent and other similar protection, other companies could offer substantially identical products without incurring sizeable development costs which could diminish our ability to recover expenses of  and realize profits on our developed products.  If our pending patent applications are not approved, or if we are unable to obtain patents for additional developed technologies, the future protection for our technologies will remain uncertain.  Furthermore, third parties may independently develop similar or alternative technologies, duplicate some or all of our technologies, design around our patented technologies or challenge our issued patents.  Such third parties may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing or otherwise restricting our ability to do business in a particular area.  If we are unable to obtain patents or otherwise protect our trade secrets or other intellectual property and operate without infringing on the proprietary rights of others, our business, financial condition and results of operations could be materially adversely affected.

 We may be subject to intellectual property claims that could be costly and could disrupt our business.

Third parties may claim we have infringed their patents, trademarks, copyrights or other rights.  We may be unsuccessful in defending against such claims, which could result in the inability to protect our intellectual property rights or in substantial damages, fines or other penalties.  The resolution of a claim could also require us to change how we do business or enter into burdensome royalty or license agreements.  Insurance coverage may not be adequate to cover every claim that third parties could assert against us.  Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business.  Any of these claims could also harm our reputation.

We rely on maintaining as trade secrets our competitively sensitive know-how and other information.  Intentional or unintentional disclosure of this information could impair our competitive position.

As to many technical aspects of our business, we have concluded that competitively sensitive information is either not patentable or that for competitive reasons it is not commercially advantageous to seek patent protection.  In these circumstances, we seek to protect this know-how and other proprietary information by maintaining it in confidence as a trade secret.  To maintain the confidentiality of our trade secrets, we generally enter into agreements that contain confidentiality provisions with our employees, consultants, collaborators, contract manufacturers and advisors upon commencement of their relationships with us.  These provisions generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties.  We may not have these arrangements in place in all circumstances, and the confidentiality provisions in our favour may be breached.  We may not become aware of, or have adequate remedies in the event of, any such breach.  In addition, in some situations, the confidentiality provisions in our favour may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, contract manufacturers or advisors have previous employment or consulting relationships.  To the extent that our employees, consultants, collaborators, contract manufacturers or advisors use trade secrets or know-how owned by others in their work for us, disputes may arise as to the ownership of relative inventions.  Also, others may independently develop substantially equivalent trade secrets, processes and know-how, and competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.  The disclosure of our trade secrets could impair our competitive position.  Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information.

We operate in a highly litigious environment.

From time to time, we are subject to legal proceedings.  As of the date of this annual information form, the Company is not aware of any material litigation pending or threatened against us other than as described under “Legal Proceedings and Regulatory Actions”.  Litigation to which we are, or may be, subject could relate to, among other things, our patent and other intellectual property rights, or such rights of others, business or licensing arrangements with other persons, product liability or financing activities.  Such litigation could include an injunction against the manufacture or sale of one or more of our products or potential products or a significant monetary judgment, including a possible punitive damages award, or a judgment that certain of our patent or other intellectual property rights are invalid or unenforceable or infringe the intellectual property rights of others.  If such litigation is commenced, our business, results of operations, financial condition and cash flows could be materially adversely affected.

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  When we file an ANDA for a bioequivalent version of a drug, we may, in some circumstances, be required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted.  Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product.  A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice.  Such a challenge would prevent FDA approval for a period which ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed.  From time to time, in the ordinary course of business, we face such challenges and may continue to do so in the future.

Brand-name pharmaceutical manufacturers routinely bring patent infringement litigation against ANDA applicants seeking FDA approval to manufacture and market generic forms of their branded products. We are routinely subject to patent litigation that can delay or prevent our commercialization of products, force us to incur substantial expense to defend, and expose us to substantial liability.

We cannot ensure the availability of raw materials.

Certain raw materials necessary for the development and subsequent commercial manufacture of our product candidates may be proprietary products of other companies.  While we attempt to manage the risk associated with such proprietary raw materials, if our efforts  fail, or if there is a material shortage, contamination, and/or recall of such materials, the resulting scarcity could adversely affect our ability to develop or manufacture our product candidates.  In addition, many third party suppliers are subject to governmental regulation and, accordingly, we are dependent on the regulatory compliance of, as well as on the strength, enforceability and terms of our various contracts with, these third party suppliers.

Further, the FDA requires identification of raw material suppliers in applications for approval of drug products. If raw materials are unavailable from a specified supplier, the supplier does not give us access to its technical information for our application or the supplier is not in compliance with FDA or other applicable requirements, FDA approval of the supplier could delay the manufacture of the drug involved.  Any inability to obtain raw materials on a timely basis, or any significant price increases which cannot be passed on to customers, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our product candidates may not be successfully developed or commercialized.

Successful development of our products is highly uncertain and is dependent on numerous factors, many of which are beyond our control.  Products that appear promising in research or early phases of development may fail to reach later stages of development or the market for several reasons including:

•	for ANDA candidates, bioequivalence studies results may not meet regulatory requirements for the demonstration of bioequivalence;

•	for NDA candidates, a product may not demonstrate acceptable clinical trial results, even though it demonstrated positive preclinical trial results;

•	for NDA candidates, a product may not be effective in treating a specified condition or illness;

•	a product may have harmful side effects on humans;

•	products may fail to receive the necessary regulatory approvals from the FDA or other regulatory bodies, or there may be delays in receiving such approvals;

•	difficulties may be encountered in formulating products, scaling up manufacturing processes or in getting approval for manufacturing;

•	manufacturing costs, pricing or reimbursement issues, other competitive therapeutics, or other commercial factors may make the product uneconomical; and

•	the proprietary rights of others, and their competing products and technologies, may prevent the product from being developed or commercialized.

Further, success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful, nor does success in preliminary studies for ANDA candidates  ensure that bioequivalence studies will be successful.  Results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.  The length of time necessary to complete bioequivalence studies or clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

As a result, there can be no assurance that any of our products currently in development will ever be successfully commercialized.

Near term revenue depends significantly on the success of our first filed ANDA (“lead”)  product, our once daily dexmethylphenidate XR generic, regulatory approval for which has yet to be received.

We have invested significant time and effort in the development of our lead product, our once daily generic dexmethylphenidate XR. Although it remains our most advanced product, it  has not yet received regulatory approval, and  there can be no assurance such regulatory approval be received. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic dexmethylphenidate XR product.  Our near term ability to generate significant revenue will depend upon receipt of regulatory approval and successful commercialization of this product in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development.

Our significant expenditures on research and development may not lead to successful product introductions.

We conduct research and development primarily to enable us to manufacture and market pharmaceuticals in accordance with FDA regulations.  Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs.  As we continue to develop new products, our research expenses will likely increase.  We are required to obtain FDA approval before marketing our drug products and the approval process is costly and time consuming. Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA approved new pharmaceuticals.

We may not have the ability to develop or license, or otherwise acquire, and introduce new products on a timely basis.

Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven.  Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights.  The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. The process of obtaining FDA or other regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable.  We, or a partner, may not be successful in obtaining FDA or other required regulatory approval or in commercializing any of the products that we are developing or licensing.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals regarding the expected timing of meeting  certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary substantially due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations.

Our products may not achieve expected levels of market acceptance, thereby limiting our potential to generate revenue.

Even if we are able to obtain regulatory approvals for our proposed products, the success of those products will be dependent upon market acceptance.  Levels of market acceptance for any products to be marketed by us could be affected by several factors, including:

•	the availability of alternative products from competitors;

•	the prices of our products relative to those of our competitors;

•	the timing of our market entry;

•	the ability to market our products effectively at the retail level; and

•	the acceptance of our products by government and private formularies.

Some of these factors are not within our control, and our proposed products may not achieve levels of market acceptance anticipated by us.  Additionally, continuing and increasingly sophisticated studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others which can call into question the utilization, safety and efficacy of products we are currently developing or may develop in the future.  These studies could also impact a future product after it has been marketed.  In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or requirement of other risk management programs such as the need for a patient registry. The failure of our product candidates, once approved, to achieve market acceptance would limit our ability to generate revenue and would adversely affect our results of operations.

The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of our own branded products, which could have a material adverse effect on our results of operations, liquidity, financial condition, and growth prospects.

There are a number of risks and uncertainties associated with clinical trials, which may be exacerbated by our relative limited experience in conducting and supervising clinical trials and preparing NDAs. The results of clinical trials may not be indicative of results that would be obtained from large scale testing. Clinical trials are often conducted with patients having advanced stages of disease and, as a result, during the course of treatment these patients can die or suffer adverse medical effects for reasons that may not be related to the pharmaceutical agents being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause delay of approval of our product or a limited application of an approved product. Moreover, our clinical trials may not demonstrate sufficient safety and efficacy to obtain FDA approval.

Failure can occur at any time during the clinical trial process and, in addition, the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials, and product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing positive results in earlier clinical trials. In the future, the completion of clinical trials for our product candidates may be delayed or halted for many reasons, including those relating to the following:

•	delays in patient enrolment, and variability in the number and types of patients available for clinical trials;

•	regulators or institutional review boards may not allow us to commence or continue a clinical trial;

•	our inability, or the inability of our partners, to manufacture or obtain from third parties materials sufficient to complete our clinical trials;

•	delays or failures in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical trial sites;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results even if the product candidate is effective;

•	difficulty in maintaining contact with patients after treatment commences, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, including adverse events associated with product candidates;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate, or other reasons;

•	governmental or regulatory delays or changes in regulatory requirements, policy and guidelines; and

•	varying interpretation of data by the FDA or other applicable foreign regulatory agencies.

In addition, our product candidates could be subject to competition for clinical study sites and patients from other therapies under development by other companies which may delay the enrolment in or initiation of our clinical trials. Many of these companies have more significant resources than we do.

The FDA or other foreign regulatory authorities may require us to conduct unanticipated additional clinical trials, which could result in additional expense and delays in bringing our product candidates to market. Any failure or delay in completing clinical trials for our product candidates would prevent or delay the commercialization of our product candidates. There can be no assurance our expenses related to clinical trials will lead to the development of brand-name drugs which will generate revenues in the near future. Delays or failure in the development and commercialization of our own branded products could have a material adverse effect on our results of operations, liquidity, financial condition, and our growth prospects.

We rely on third parties to conduct clinical trials for our product candidates, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We design the clinical trials for our product candidates, but rely on contract research organizations and other third parties to assist it in managing, monitoring and otherwise carrying out these trials, including with respect to site selection, contract negotiation and data management. We do not control these third parties and, as a result, they may not treat our clinical studies as their highest priority, or in the manner in which we would prefer, which could result in delays.  Although we rely on third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with our general investigational plan and protocol.  Moreover, the FDA and foreign  regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.  The FDA enforces good clinical practices through periodic inspections of trial sponsors, principal investigators and trial sites. If we, our contract research organizations or our study sites fail to comply with applicable good clinical practices, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that, upon inspection, the FDA will determine that any of our clinical trials comply with good clinical practices. In addition, our clinical trials must be conducted with product manufactured under the FDA’s cGMP regulations.  Our failure, or the failure of our contract manufacturers, if any are involved in the process, to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If third parties do not successfully carry out their duties under their agreements with us; if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements; or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, such clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates, which could have a material adverse effect on our results of operations, financial condition and growth prospects.

Competition in our industry is intense, and developments by other companies could render our product candidates obsolete.

Many of our competitors, including medical technology, pharmaceutical or biotechnology and other companies, universities, government agencies, or research organizations, have substantially greater financial and technical resources and production and marketing capabilities than we have.  They also may have greater experience in conducting bioequivalence studies, preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals.  Therefore, our competitors may succeed in developing technologies and products that are more effective than the drug delivery technology we are developing or that will cause our technology or products to become obsolete or non-competitive, and in obtaining FDA approval for products faster than we could.  These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. Even if we commence commercial sales of our products, we will be competing against the greater manufacturing efficiency and marketing capabilities of our competitors, areas in which we have limited or no experience.

We rely on collaborative arrangements with third parties that provide manufacturing and/or marketing support for some or all of our product candidates.  Even if we find a potential partner, we may not be able to negotiate an arrangement on favourable terms or achieve results that we consider satisfactory.  In addition, such arrangements can be terminated under certain conditions and do not assure a product’s success.  We also face intense competition for collaboration arrangements with other pharmaceutical and biotechnology companies.

Although we believe that our ownership of patents for some of our drug delivery products will limit direct competition with these products, we must also compete with established existing products and other promising technologies and other products and delivery alternatives that may be more effective than our products and proposed products.  In addition, we may not be able to compete effectively with other commercially available products or drug delivery technologies.

We have not received regulatory approval for any product that uses our drug delivery technologies.

Our drug delivery technologies can be quite complex, with many different components. The development required to take a technology from its earliest stages to its incorporation in a product that is sold commercially can take many years and cost a substantial amount of money. Significant technical challenges are common as products incorporating our technologies progress through development, particularly in the first product candidate incorporating a new technology.

Our Rexista™ product for an abuse-deterrent form of oxycodone is one such new technology. No product employing our abuse deterrent technology has received regulatory approval.  In addition, any particular technology such as our abuse-deterrent technology may not perform in the same manner when used with different therapeutic agents, and therefore this technology may not prove to be as useful or valuable as originally thought, resulting in additional development work.

If our efforts do not repeatedly lead to successful development of product candidates, we may not be able to grow our pipeline or to enter into agreements with marketing and distribution partners or collaborators that are willing to distribute or develop our product candidates. Delays or unanticipated increases in costs of development at any stage, or failure to solve a technical challenge, could adversely affect our operating results.

If contract manufacturers fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

We rely on contract manufacturers for certain components and ingredients of our clinical trial materials, such as APIs, and  we may rely on such manufacturers for commercial sales purposes as well.  Our reliance on contract manufacturers in these respects will expose us to several risks which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenues, including:

•	Difficulties in achieving volume production, quality control and quality assurance, or technology transfer, as well as with shortages of qualified personnel;

•	The failure to establish and follow cGMP and to document adherence to such practices;

•	Re-validation of manufacturing processes and procedures in accordance with FDA and other nationally mandated cGMPs and potential prior regulatory approval upon a change in contract manufacturers;

•	Failure to perform as agreed or to remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully;

•	The potential for an untimely termination or non-renewal of contracts; and

•
The potential for us to be in breach of our collaboration and marketing and distribution arrangements with third party manufacturers for the failure of our contract manufacturers to perform their obligations.

In addition, drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMP and other government regulations. While we may audit the performance of third-party contractors, we will not have complete control over their compliance with these regulations and standards. Failure by either our third-party manufacturers or by us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of applicable regulatory authorities to grant review of submissions or market approval of drugs, delays, suspension or withdrawal of approvals, product seizures or recalls, operating restrictions, facility closures and criminal prosecutions, any of which could harm our business.

We are subject to currency rate fluctuations.

A large majority of our expenses are payable in Canadian dollars and our financial results are reported in U.S. dollars.  There may be instances where we have net foreign currency exposure.  Any fluctuations in exchange rates will impact our reported financial results.

We have limited sales, marketing and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical products.  There can be no assurance that, if required, we would be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts would be successful.  If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our significant shareholders will have the ability to exercise significant control over certain corporate actions.

Our principal shareholder, Odidi Holdings Inc., a privately-held company controlled by Drs. Amina and Isa Odidi, owned approximately 38% of our issued and outstanding common shares as of the date of this annual information form.  As a result, the principal shareholders will have the ability to exercise significant control over all matters submitted to our shareholders for approval that are not subject to a class vote or special resolution requiring the approval of 66⅔% of the votes cast by holders of our common shares, in person or by proxy.  Our principal shareholder will have the ability to exercise significant control over matters submitted to our shareholders requiring approval of the majority of holders of our common shares including the election and removal of directors.

Our effective tax rate may vary.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate.  These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, future levels of research and development spending, the availability of tax credit programs for the reimbursement of all or a significant proportion of research and development spending, and changes in overall levels of pre-tax earnings.  At present, we qualify in Canada for certain research tax credits for qualified scientific research and experimental development pertaining to our drug delivery technologies and drug products in research stages.  If Canadian tax laws relating to research tax credits were substantially negatively altered or eliminated, or if a substantial portion of our claims for tax credits were denied by the relevant taxing authorities, pursuant to an audit or otherwise, it would have a material adverse effect upon our financial results.

Risks related to our Industry

Generic drug manufacturers will increase competition for certain products and may reduce our expected royalties.

Because part of our product development strategy involves the novel reformulation of existing drugs with active ingredients that are off-patent, our products are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a new product. If we face competition from manufacturers of generic drugs on products we may commercialize, such as our once-daily Rexista™ oxycodone product, the prices at which such products are sold and the revenues receive may be reduced.

Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like ours, and our commercial success will depend in part on whether appropriate reimbursement levels for the cost of our products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations and managed care organizations. Even if we succeed in bringing any of our products to market, third-party payers may not provide reimbursement in whole or in part for their use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Some of our product candidates, such as our once-daily Rexista™ abuse-deterrent oxycodone product, are intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our products are less safe, less effective or less economical than those existing therapies or procedures. Therefore, third-party payers may not approve our products for reimbursement. We may be required to make substantial pricing concessions in order to gain access to the formularies of large managed-care organizations. If third party payers do not approve our products for reimbursement or fail to reimburse them adequately, sales will suffer as some physicians or their patients may opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and our potential marketing and distribution partners’ ability to sell our products on a profitable basis.

We are subject to significant costs and uncertainties related to compliance with the extensive regulations that govern the manufacturing, labelling, distribution, and promotion of pharmaceutical products as well as environmental, safety and health regulations.

Governmental authorities in the United States and Canada regulate the research and development, testing and safety of pharmaceutical products.  The regulations applicable to our existing and future products may change.  Regulations require extensive clinical trials and other testing and government review and final approval before we can market our products.  The cost of complying with government regulation can be substantial and may exceed our available resources, causing delay or cancellation of our product introductions.

Some abbreviated application procedures for controlled-release drugs and other products, including those related to our ANDA filings, or to the ANDA filings of unrelated third parties in respect of drugs similar to or chemically related to those of our ANDA filings, are or may become the subject of petitions filed by brand-name drug manufacturers or other ANDA filers seeking changes from the FDA in the interpretation of the statutory approval requirements for particular drugs as part of their strategy to thwart or advance generic competition.  We cannot predict whether the FDA will make any changes to its interpretation of the requirements applicable to our ANDA applications as a result of these petitions, or whether unforeseen delays will occur in our ANDA filings while the FDA considers such petitions or changes or otherwise, or the effect that any changes may have on us. Any such changes in FDA interpretation of the statutes or regulations, or any legislated changes in the statutes or regulations, may make it more difficult for us to file ANDAs or obtain approval of our ANDAs and generate revenues and thus may materially harm our business and financial results.

Any failure or delay in obtaining regulatory approvals could make it so that we are unable to market any products we develop and therefore adversely affect our business, results of operations, financial condition and cash flows.  Even if approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer than in the United States or Canada, which could cause the introduction of our products in other countries to be cancelled or materially delayed.

The manufacturing, distribution, processing, formulation, packaging, labelling and advertising of our products are subject to extensive regulation by federal agencies, including in the United States, the FDA, Drug Enforcement Administration, Federal Trade Commission, Consumer Product Safety Commission and Environmental Protection Agency, among others. We are also subject to state and local laws, regulations and agencies. Compliance with these regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA’s review of NDAs or ANDAs, enforcement actions, injunctions and civil or criminal prosecution.

Environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws.  We are subject to extensive federal, state, provincial and local environmental laws and regulations which govern the discharge, emission, storage, handling and disposal of a variety of substances that may be used in, or result from, our operations.  We are also subject periodically to environmental compliance reviews by environmental, safety, and health regulatory agencies and to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities.  We cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with the federal, state, local and provincial environmental, safety, and health laws and regulations that are applicable to our operations and facilities.

We are subject to product liability costs for which we may not have or be able to obtain adequate insurance coverage.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability.  Liability exposures for pharmaceutical products can be extremely large and pose a material risk.  In some instances, we may be or may become contractually obligated to indemnify third parties for such liability.  Our business may be materially and adversely affected by a successful product liability claim or claims in excess of any insurance coverage that we may have.  Further, even if claims are not successful, the costs of defending such claims and potential adverse publicity could be harmful to our business.

While we currently have, and in some cases are contractually obligated to maintain, insurance for our business, property and our products as they are administered in bioavailability/bioequivalence studies, first and third party insurance is increasingly costly and narrow in scope.  Therefore, we may be unable to meet such contractual obligations or we may be required to assume more risk in the future.  If we are subject to third party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to bear that risk in excess of our insurance limits.  Furthermore, any first or third party claims made on our insurance policy may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all in the future.

Our products involve the use of hazardous materials and waste, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

Our research and development activities involve the use of hazardous materials, including chemicals, and are subject to Canadian federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products.  It is possible that accidental injury or contamination from these materials may occur.  In the event of an accident, we could be held liable for any damages, which could exceed our available financial resources.  Further, we may not be able to maintain insurance to cover these costs on acceptable terms, or at all.  In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

Our operations may be adversely affected by risks associated with international business.

We may be subject to certain risks that are inherent in an international business, including:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, and other trade barriers;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	political risks;

•	foreign exchange controls that may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

Risks related to our Common Shares

Our share price has been highly volatile and our shares could suffer a further decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	sales of our common shares, including any sales made in connection with future financings;

•	announcements regarding new or existing corporate partnerships;

•	announcements by us of significant acquisitions, joint ventures, or capital commitments;

•	actual or anticipated period-to-period fluctuations in financial results;

•	clinical and regulatory development regarding our product candidates;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	comments or opinions by securities analysts or members of the medical community;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	additions or departures of key personnel or directors;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for drug development companies have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

A large number of our common shares could be sold in the market in the near future, which could depress our stock price.

As of the date of this annual information form, we had approximately 15.9 million common shares outstanding.  In addition, a substantial portion of our shares are currently freely trading without restriction under the Securities Act of 1933, as amended (“U.S. Securities Act”), having been registered for resale or held by their holders for over one year and are eligible for sale under Rule 144.

Our shareholders who received shares under the IPC Arrangement Agreement who were not deemed “affiliates” of either Vasogen, IPC Ltd., or us prior to the IPC Arrangement Agreement were able to resell the common shares that they received without restriction under the U.S. Securities Act.  The common shares received by an “affiliate” after the IPC Arrangement Agreement or who were “affiliates” of either Vasogen, IPC Ltd., or us prior to the IPC Arrangement Agreement are subject to certain restrictions on resale under Rule 144.

As of the date of this annual information form, there are currently outstanding options and warrants to purchase an aggregate of approximately 8.8  million common shares.  To the extent any of our warrants are exercised, a shareholder’s percentage ownership will be diluted and our stock price could be further adversely affected.  Moreover, as the underlying shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

We have no history or foreseeable prospect of paying cash dividends.

We have not paid any cash dividends on our common shares and do not intend to pay cash dividends in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Dividend payments in the future may also be limited by loan agreements or covenants contained in other securities we may issue.  Any future determination to pay cash dividends will be at the discretion of our board of directors and depend on our financial condition, results of operations, capital and legal requirements and such other factors as our board of directors deems relevant.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ Capital Market (“NASDAQ”), the Toronto Stock Exchange (“TSX”).  Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

Future issuances of our shares could adversely affect the trading price of our common shares and could result in substantial dilution to shareholders.

We may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment. In addition to our common shares issuable in connection with the exercise of our outstanding warrants, our employees, and directors will hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing if required, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares. Also, in order to provide incentives to employees and induce prospective employees and consultants to work for us, we may offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to shareholders.  Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of common share purchase warrants may encourage short selling by market participants. Also, in order to provide incentives to current employees and directors and induce prospective employees and consultants to work for us, we have historically granted options and deferred share units (“DSU”),  and intend to continue to do so or offer and issue other rights exchangeable for or convertible into common shares.  Future issuances of shares could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

We may in the future issue preference shares which could adversely affect the rights of holders of our common shares and the value of such shares.

Our board of directors has the ability to authorize the issue of an unlimited number of preference shares in series, and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the holders of our common shares.  Although we have no preference shares issued and outstanding, preference shares issued in the future could adversely affect the rights and interests of holders of our common shares.

Our common shares may not continue to be listed on the TSX.

Failure to maintain the applicable listing requirements of the TSX could result in our common shares being delisted from the TSX.  The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted.  Specifically, participating securities may be delisted from the TSX if, among other things, the market value of an issuer’s securities is less than C$3,000,000 over any period of 30 consecutive trading days.  In such circumstances, the TSX may place an issuer under a delisting review pursuant to which the issuer would be reviewed under the TSX’s remedial review process and typically be granted 120 days to comply with all requirements for continued listing.  If the market price of our common shares declines further or we are unable to maintain other listing requirements, the TSX could commence a remedial review process that could lead to the delisting of our common shares from the TSX.  Further, if we complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider if the continued listing of our common shares on the TSX is appropriate, or possible.

If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange.  In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada.  Moreover, if we are delisted from the TSX, but obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.

Shareholders may not be able to sell their common shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from  the TSX, the price of our common shares is likely to decline.

Our common shares may not continue to be listed on NASDAQ.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than U.S.$1.00 per share.  If the bid price falls below the U.S.$1.00 minimum for more than 30 consecutive trading days, an issuer will typically have 180 days to satisfy the U.S.$1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

If we are delisted from the NASDAQ Capital Market, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted from the NASDAQ Capital Market, but obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from NASDAQ, the price of our common shares is likely to decline.  In addition, a decline in the price of our common shares will impair our ability to obtain financing in the future.

Our shares are listed for trading in the United States and may become subject to the SEC’s penny stock rules.

Transactions in securities that are traded in the United States by companies with net tangible assets of U.S.$5,000,000 or less and a market price per share of less than U.S.$5.00 that are not traded on NASDAQ or on other securities exchanges  may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934 (“Exchange Act”). Under these rules, broker-dealers who recommend such securities to persons other than institutional investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to a transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify risks associated with investing  in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, if our common shares are at such time subject to the “penny stock” rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in these shares in the United States may be significantly limited. Accordingly, the market price of the shares may be depressed, and investors may find it more difficult to sell the shares.

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer.

As a foreign private issuer under U.S. securities laws we are not required to comply with all the periodic disclosure requirements of the Exchange Act applicable to domestic United States companies and therefore the publicly available information about us may be different or more limited than if we were a United States domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the “real time” reporting and ‘‘short swing’’ profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Although under Canadian rules, our officers, directors and principal shareholders are generally required to file on SEDI (www.sedi.ca) reports of transactions involving our common shares within five calendar days of such transaction, our shareholders may not know when our officers, directors and principal shareholders purchase or sell our common shares as timely as they would if we were a United States domestic issuer.

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

Any future changes to the laws and regulations affecting public companies, as well as compliance with existing provisions of the Sarbanes-Oxley Act of 2002 (‘‘SOX’’) in the United States and applicable Canadian securities laws, regulations, rules and policies, may cause us to incur increased costs  to comply with such laws and requirements, including, among others, hiring additional personnel and increased legal, accounting and advisory fees. Delays, or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits.  The new laws and regulations may increase potential costs to be borne under indemnities provided by us to our officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers; as such, we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult to attract and retain qualified persons to serve on our board of directors, or as executive officers.

We are required annually to review and report on the effectiveness of our internal control over financial reporting in accordance with SOX Section 404 and Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. The results of this review are reported in our Annual Report on Form 20-F and in our Management Discussion and Analysis.

Management’s review is designed to provide reasonable, not absolute,  assurance that all material weaknesses in our  internal controls are identified. Material weaknesses represent deficiencies in our internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on our  quarterly or annual financial statements. In addition, there can be no assurance that any remedial actions we take to address any material weaknesses identified will be successful, nor can there be any assurance that further material weaknesses will not be identified in future years.  Material errors, omissions or misrepresentations in our disclosures that occur as a result of our failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations, and the value of our common shares.

We may be classified as a “passive foreign investment company” or “PFIC” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

The possible classification of our company as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes could have significant and adverse tax consequences for U.S. holders of our common shares and preference shares (collectively, “shares”).  It may be possible for U.S. holders of shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Internal Revenue Code of 1986, as amended (the “Code”), (a “Mark-to-Market Election”).  A non-U.S. corporation generally will be a PFIC if, for a taxable year (a) 75% or more of the gross income of such corporation for such taxable year consists of specified types of passive income or (b) on average, 50% or more of the assets held by such corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if such non-U.S. corporation is not publicly traded and either is a “controlled foreign corporation” under Section 957(a) of the Code, or makes an election to determine whether it is a PFIC based on the adjusted basis of the assets).

The determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether we will be a PFIC for the current taxable year and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty.  Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years.  Accordingly, no assurance can be given that we will not constitute a PFIC in the current (or any future) tax year or that the Internal Revenue Service (the “IRS”)  will not challenge any determination made by us concerning our PFIC status.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. holder of the ownership and disposition of our shares will depend on whether such U.S. holder makes a QEF or Mark-to-Market Election.  Unless otherwise provided by the IRS, a U.S. holder of our shares is generally required to file an informational return annually to report its ownership interest in the PFIC during any year in which we are a PFIC.

The foregoing does not purport to be a complete enumeration or explanation of the tax risks involved in an investment in our company.  Prospective investors should read this entire annual information form and consult with their own legal, tax and financial advisors before deciding to invest in our company.

It may be difficult to obtain and enforce judgments against us because of our Canadian residency.

We are governed by the laws of Canada.  Most of our directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States.  As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States.  In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

DIVIDENDS

The Company has not paid, and has no current plans to pay, dividends on its common shares.  We currently intend to retain future earnings, if any, to finance the operations of our business.  Any future dividend policy will be determined by our board of directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as our board of directors  may deem relevant.

CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares issuable in series. At November 30, 2011, there were 15,908,444  common shares and no preferred shares were issued and outstanding. At February 27, 2011, there were 15,933,444 common shares and no preferred shares issued and outstanding.

Common Shares

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.  Common shares of the Company are entitled to receive, as and when declared by the board of directors, dividends in such amounts as shall be determined by the board of directors.  The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

Preference Shares

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Warrants

At November 30, 2011, there were 4,659,275 common shares issuable upon the exercise of outstanding  common share purchase warrants, with a current weighted average exercise price of $4.88 per common share. At February 27, 2012, there were 4,659,275 common shares issuable upon the exercise of outstanding common share purchase warrants, with a current weighted average exercise price of $4.90 per common share.

Options

At November 30, 2011, there were 3,216,954  common shares issuable upon the exercise of outstanding options. The weighted average exercise price of these options is $5.33 per common share.

From November 30, 2011 to the date of this annual information form, 955,000 options to purchase our common shares were granted, no options to purchase our common shares were exercised, no options to purchase our common shares expired, and 10,000 options to purchase our common shares were cancelled.  At the date of this annual information form, 195,330 additional common shares are reserved for issuance under our stock option plan.

Deferred Share Units

At November 30, 2011, there were 10,250 DSUs issued to one non-management director. From November 30, 2011 to the date of this annual information form, an additional 2,050 DSUs have been issued.  At the date of this annual information form, 97,700 additional DSUs are reserved for issuance under our DSU plan.

Restricted Share Units

At November 30, 2011, there were no RSUs issued. From November 30, 2011 to the date of this annual information form, no RSUs have been issued. At the date of this annual information form, 330,000 RSUs are reserved for issuance under our RSU plan.

Prior Sales

On February 1, 2011, the Company completed a private offering of 4,800,000 units for gross proceeds of $12,000,000. Each unit consisted of one  common share, a five year warrant to purchase one half of common share at an exercise price of $2.50 per whole share and a two year warrant to purchase one half of common share at an exercise price of $2.50.

MARKET FOR SECURITIES

Our common shares are currently listed on the Toronto Stock Exchange (the “TSX”) and quoted for trading on The NASDAQ Capital Market (“NASDAQ”) under the symbols “I” and “IPCI”, respectively.  Our shares began trading on October 22, 2009, when the transaction with Vasogen was completed.

The following table sets forth the monthly trading history from the fiscal year ended November 30, 2009, the reported high, low and closing prices (in Canadian dollars) and total volume traded of our common shares on the TSX and reported high, low and closing prices (in United States dollars) and total volume of our common shares traded on the NASDAQ Capital Market.

	TSX				NASDAQ
Date	(CDN$ per share)			Volume Traded	(US$ per share)			Volume Traded
	High	Low	Close		High	Low	Close
Nov-10	$3.20	$2.57	$2.58	34,874	$3.20	$2.45	$2.64	179,473
Dec-10	$2.89	$2.41	$2.70	38,681	$2.97	$2.30	$2.85	167,388
Jan-11	$6.05	$2.71	$3.80	533,808	$6.12	$2.69	$3.88	2,661,713
Feb-11	$4.95	$3.59	$4.06	170,063	$5.00	$3.65	$4.20	748,597
Mar-11	$4.40	$2.83	$2.87	151,778	$4.50	$2.88	$3.01	686,423
Apr-11	$4.75	$2.76	$4.08	305,762	$4.98	$2.87	$4.34	3,458,579
May-11	$5.04	$3.43	$3.94	155,908	$5.25	$3.48	$4.16	1,955,191
Jun-11	$4.20	$3.03	$3.73	215,315	$4.35	$3.01	$3.98	1,449,487
Jul-11	$3.90	$3.12	$3.60	37,813	$4.05	$3.23	$3.95	500,772
Aug-11	$3.50	$2.21	$3.30	57,501	$4.03	$2.50	$3.47	639,496
Sep-11	$3.50	$2.99	$3.50	25,518	$3.50	$3.08	$3.35	303,993
Oct-11	$3.50	$2.43	$2.90	38,373	$3.27	$2.72	$2.85	414,718
Nov-11	$3.59	$2.75	$3.05	76,901	$3.50	$2.66	$3.14	924,106
Dec-11	$3.25	$2.55	$2.90	56,224	$3.15	$2.51	$2.74	414,976

ESCROWED SECURITIES

No shares of the Company are subject to escrow conditions.

DIRECTORS AND OFFICERS

The name and province/state of residence of each of our directors and officers as at the date hereof, the office presently held, principal occupation, and the year each director first became a director of the Company or its predecessor, IPC Ltd.,  are set out below. Each director is elected to serve until the next annual meeting of our shareholders or until his or her successor is elected or appointed. Officers are appointed annually and serve at the discretion of the board of directors (the “Board”).

Name and Province of Residence	Position held with the Company	Principal Occupation	Other Public Company Boards	Director Since
Dr. Isa Odidi Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Company	Officer of the Company	None	September 2004
Dr. Amina Odidi Ontario, Canada	President, Chief Operating Officer and Director of the Company	Officer of the Company	None	September 2004
John Allport (2) Ontario, Canada	Vice-President, Legal Affairs and Licensing and Director of the Company	Officer of the Company	None	September 2004
Dr. Eldon R. Smith (1) (2) Alberta, Canada	Director of the Company	President and CEO of Eldon R. Smith and Associates Ltd., a consulting business and Professor Emeritus at the University of Calgary, Faculty of Medicine	Aston Hill Financial; Canadian Natural Resources Limited; Resverlogix Corp.	October 2009
Bahadur Madhani (1) Ontario, Canada	Director of the Company	Chief Executive Officer of Equiprop Management Limited, a consulting business.	None	March 2006
Kenneth Keirstead (1)(2) New Brunswick, Canada	Director of the Company	Executive Manager of Lyceum Group, a consulting business.	None	January 2006
Dr. Patrick Yat Ontario, Canada	Vice-President, Pharmaceutical Analysis and Chemistry of the Company	Officer of the Company	None	N/A
Shameze Rampertab Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company	Officer of the Company	Imaging Dynamics Company Ltd.	N/A
Notes:

1.           Member of the Audit Committee and Compensation Committee.
2.           Member of the Corporate Governance Committee

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: (i) Shameze Rampertab, who prior to November 2010 was Partner, Healthcare Investment Banking at Loewen, Ondaatje, McCutcheon Ltd.

As of November 30, 2011, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 6,162,686 common shares, representing approximately 39% of the issued common shares of the Company.

In May of  2002, the British Columbia Securities Commission – and in July of 2002, the Alberta Securities Commission – each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of this company at the time. He subsequently resigned and subsequent to that date, the company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

On June 25, 2004, Mr. Keirstead filed a voluntary assignment in bankruptcy and was issued a discharge on September 23, 2006.

Conflicts of Interest

Certain of the directors and officers of the Company and its subsidiaries are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of the Company and its subsidiaries and as directors, officers or shareholders of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the Canada Business Corporations Act and the Company’s Code of Business Conduct and Ethics and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such code.

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures.  The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community, and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors, and risk assessment and management.  The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under the Audit Committee Charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

Audit Committee Charter

The text of the Audit Committee Charter is set out in Schedule “A” hereto.

Composition of the Audit Committee

Our Audit Committee is comprised of Kenneth Keirstead, Bahadur Madhani and Dr. Eldon Smith, each of whom is considered independent and financially literate (as such terms are defined under applicable Canadian securities legislation).  The members of the Audit Committee have selected a Chair from amongst themselves, being Mr. Madhani.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert".  Additionally, under NASDAQ Marketplace Rule 4350(d)(2)(A), the NASDAQ requires that one member of the audit committee be financially sophisticated, meaning that they must have "past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities."  The Board has determined that Mr. Madhani qualifies as an Audit Committee financial expert under the SEC rules and as financially sophisticated under the NASDAQ rules.

Relevant Education and Experience

Kenneth Keirstead is educated in clinical biochemistry and business administration and has been a director of the Company since January 2006.  He has worked in the healthcare delivery and pharmaceutical industries for over 45 years.  He was President and CEO, Sanofi Winthrop Canada Inc.; General Manager, Squibb Medical Systems International; President, Chemfet International and President, Quinton Instruments among other positions.  Mr. Keirstead has published studies and reports on healthcare and related services topics.  Since 1998 Mr. Keirstead’s principal occupation has been as Executive Manager of the Lyceum Group, a Canadian consulting services company primarily active in the healthcare field, of which Mr. Keirstead is the founder.

Bahadur Madhani is an accountant by training and has been a director of the Company since March 31, 2006.  He was a member of the advisory board of Quebecor Ontario and former chairman of United Way of Toronto, former chair of YMCA of Greater Toronto and former chair of Nelson Mandela Children’s Fund Canada.  He was awarded membership in the Order of Canada in 2001.  Since 1983, Mr. Madhani’s principal occupation has been as President and CEO of Equiprop Management Limited, a Canadian property management company of which Mr. Madhani is the principal shareholder.  He is currently on the boards of the YMCA of Toronto and YMCA Canada.

Dr. Eldon Smith has been a director of the Company since October 2009.  He is president and CEO of Eldon R. Smith and Associates Ltd. a private healthcare consulting company.  He is also professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.  In October 2006, Dr. Smith was appointed by the Honourable Tony Clement, Minister of Health, to chair the Steering Committee responsible for developing a new Heart-Health strategy to fight heart disease in Canada.  Dr. Smith currently serves on the boards of Canadian Natural Resources Limited and Aston Hill Financial Inc., and Resverlogix Corp.

Pre-Approval Policies and Procedures

The Audit Committee reviewed with the independent auditor (who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with Canadian and United States generally accepted accounting principles) their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor, and considered the compatibility of non-audit services with the auditor’s independence.

The Company’s independent auditor is accountable to the Board and to the Audit Committee. The Board, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services.  The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the Audit Committee Charter.  Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.

The list of pre-approved services includes:

1.           Audit Services
•	Audits of the Company’s consolidated financial statements;
•	Statutory audits of the financial statements of the Company’s subsidiaries;
•	Reviews of the quarterly consolidated financial statements of the Company;
•
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and OSC) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;
•	Regulatory attestation of management reports on internal controls as required by the regulators; and
•
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the FASB or CICA), or other regulatory or standard setting bodies.

2.           Audit-Related Services
•	Presentations or training on accounting or regulatory pronouncements;
•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and
•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

3.           Tax Services
a.  Compliance Services
•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;
•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the company; and
•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.
b.  Canadian & International Planning Services
•	Advice with respect to cross-border/transfer pricing tax issues;
•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;
•
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;
•	Assistance and advising on routine planning matters; and
•
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c.  Commodity Tax Services
•	Assistance regarding GST/PST/Customs/Property Tax filings and assessments;
•	Commodity tax advice and compliance assistance with business reorganizations;
•	Advice and assistance with respect to government audits/assessments;
•	Advice with respect to other provincial tax filings and assessments; and
•	Assistance with interpretations or rulings.

The list of prohibited services includes:
•	Bookkeeping or other services related to the preparation of accounting records or financial statements;
•	Financial information systems design and implementation;
•	Appraisal or valuation services for financial reporting purposes;
•	Actuarial services for items recorded in the financial statements;
•	Internal audit outsourcing services;
•	Management functions;
•	Human resources;
•	Certain corporate finance and other services;
•	Legal services; and
•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held five meetings during the period from December 1, 2010 to November 30, 2011.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the Annual Report for the year ended November 30, 2011 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than the Arrangement and Merger Transaction that was completed on October 22, 2009, to our knowledge, no director of officer of the Company or any other insider of the Company, or any associate or affiliate thereof had any material interest in any transaction completed, in any of the three most recently completed financial years.

Certain directors and senior officers of the Company had interests in the Arrangement and Merger Transaction that was completed on October 22, 2009 that are different from the interests of the Company’s shareholders generally.  Specifically in the year ended November 30, 2010, C$800,000 of the principal amount owing pursuant to the Shareholder Loan (described below under “Material Contracts”) was repaid to Dr. Isa Odidi and Dr. Amina Odidi pursuant to the terms and conditions of the IPC Arrangement Agreement.  In the year ended November 30, 2011 an additional repayment of C$817,822  of principal of the Shareholder Loan and C$166,410 of interest was made in accordance with the terms of the Arrangement and Merger Transaction.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As of the date of this annual information form, the Company is not aware of any material litigation pending or threatened against us other than as described in the following paragraphs.

In March 2011, Intellipharmaceutics announced that it had become aware that Elan Corporation, plc and Elan Pharma International Ltd. had filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics' 30 mg strength of generic Focalin XR®. In April 2011, the Company also announced that it had become aware that, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, had filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In view of the previous settlement related to four other dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company.

In May 2011, Intellipharmaceutics announced that the Company had become aware that AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together "AstraZeneca"), the owners of the rights in the United States in Seroquel XR®, had filed a Complaint for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of Seroquel XR® tablets. The Company  filed a motion to contest New Jersey as a proper forum for the litigation. On January16, 2012, the District Court for New Jersey dismissed the AstraZeneca case for want of general or personal jurisdiction over the Company. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York.  In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. Neither party has taken further action in the New York litigation.

TRANSFER AGENTS AND REGISTRARS

Our Canadian transfer agent and registrar is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto Ontario, Canada M5C 2W.  Our United States co-transfer agent and registrar is Bank of New York Mellon, 480 Washington Blvd., Jersey City, NJ 07310 U.S.A.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business and not required to be filed under Canadian securities rules, the only contracts which are regarded as material and which were entered into by the Company in the period subsequent to the recently completed financial year, within the most recently completed financial year or before the most recently completed financial year, but are still in effect, are:

•
The acknowledgement and agreement of the Company dated October 22, 2009 to be bound by the performance based stock option agreement dated September 10, 2004 pursuant to which Drs. Isa and Amina Odidi are entitled to purchase up to 2,763,940 of the Company’s shares upon payment of $3.62 per share, subject to satisfaction of the performance vesting conditions; and

•
The amended and restated promissory note dated October 22, 2009 for up to C$2,300,000 issued by Intellipharmaceutics Corp. to Isa Odidi and Amina Odidi for advances that may be made by them from time to time to the Company (the “Shareholder Loan”).

Copies of the above agreements have been filed on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

Our auditor is Deloitte & Touche LLP (“Deloitte”), Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, ON M2N 6L7.  Deloitte has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Deloitte provides tax and audit-related services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by Deloitte is compatible with Deloitte maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by Deloitte during 2010 and 2011 were:

	2010		2011
Audit Fees(1)	C$	182,950	C$	162,105
Audit-Related Fees(2)		48,310		75,293
Tax Fees(3)		33,600		118,471
All Other Fees(4)		34,280		60,408
Total Fees	C$	299,140	C$	416,277

Notes:
(1)	Audit fees consist of fees related to the audit of the Company’s consolidated financial statements.
(2)	Audit-related fees consist of reviews of quarterly interim financial statements and consultation on accounting and disclosure treatements.
(3)	Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.
(4)	All other fees include accounting related matters, Form 20-F, Form F-3, base shelf prospectus activities and internal control reviews.

ADDITIONAL INFORMATION

Additional information concerning our Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under equity compensation plans, is contained in the management information circular of the Company dated April 21, 2011 filed on SEDAR at www.sedar.com.

Additional financial information is provided in the consolidated financial statements and the accompanying Management Discussion and Analysis for our financial year ended November 30, 2011. Copies of such documents  are filed on SEDAR at www.sedar.com and may be obtained upon request from our Chief Financial Officer at 30 Worcester Road, Toronto, Ontario, Canada M9W 5X2.

SCHEDULE “A”

INTELLIPHARMACEUTICS INTERNATIONAL INC.

AUDIT COMMITTEE CHARTER

(Effective October 22, 2009)

I.	Mandate and Purpose of the Committee

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of Intellipharmaceutics International Inc. (the “Company”) is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a)	the integrity of the Company’s financial statements;

(b)	the Company’s compliance with legal and regulatory requirements, as they relate to the Company’s financial statements;

(c)	the qualifications, independence and performance of the Company’s auditor;

(d)	internal controls and disclosure controls;

(e)	the performance of the Company’s internal audit function; and

(f)	performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

II.	Authority

The Committee has the authority to:

(a)	engage and compensate independent counsel and other advisors as it determines necessary or advisable to carry out its duties; and

(b)	communicate directly with the Company’s auditor.

The Committee has the authority to delegate to individual members or subcommittees of the Committee.

III.	Composition and Expertise

The Committee shall be composed of a minimum of three members, each whom is a director of the Company.  Each Committee member must be “independent” and “financially literate” as such terms are defined in applicable securities legislation.

Committee members shall be appointed annually by the Board at the first meeting of the Board following each annual meeting of shareholders.  Committee members hold office until the next annual meeting of shareholders or until they are removed by the Board or cease to be directors of the Company.

The Committee shall appoint one of its members to act as Chair of the Committee.  If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at that meeting.

IV.	Meetings

Any member of the Committee or the auditor may call a meeting of the Committee.  The Committee shall meet at least four times per year and as many additional times as the Committee deems necessary to carry out its duties.  The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each member of the Committee, at least 72 hours (excluding holidays) prior to the time fixed for such meeting.  The Company’s auditor shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat.  If requested by a member of the Committee, the Company’s auditor shall attend every meeting of the Committee held during the term of office of the Company’s auditor.

A majority of the Committee shall constitute a quorum.  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communications facility that permits all persons participating in the meeting to communicate adequately with each other during the meeting.

The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee.

The Committee shall meet without management present whenever the Committee deems it appropriate.

The Committee shall appoint a Secretary who need not be a director or officer of the Company.  Minutes of the meetings of the Committee shall be recorded and maintained by the Secretary and shall be subsequently presented to the Committee for review and approval.

V.	Committee and Charter Review

The Committee shall conduct an annual review and assessment of its performance, effectiveness and contribution, including a review of its compliance with this Charter.  The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board.

The Committee shall also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any guidelines recommended by securities regulators, the Toronto Stock Exchange or any other stock exchange or market on which the Corporation’s shares are listed or posted for trading, and shall recommend changes to the Board thereon.

VI.	Reporting to the Board

The Committee shall report to the Board in a timely manner with respect to each of its meetings held.  This report may take the form of circulating copies of the minutes of each meeting held.

VII.	Duties and Responsibilities

(a)	Financial Reporting

The Committee is responsible for reviewing and recommending approval to the Board of the Company’s annual and interim financial statements, MD&A and related news releases, before they are released.

The Committee is also responsible for:

(i)
being satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in the preceding paragraph, and for periodically assessing the adequacy of those procedures;

(ii)
engaging the Company’s auditor to perform a review of the interim financial statements and receiving from the Company’s auditor a formal report on the auditor’s review of such interim financial statements;

(iii)	discussing with management and the Company’s auditor the quality of generally accepted accounting principles (“GAAP”), not just acceptability of GAAP;

(iv)	discussing with management any significant variances between comparative reporting periods; and

(v)	in the course of discussion with management and the Company’s auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved.

(b)	Auditor

The Committee is responsible for recommending to the Board:

(i)	the auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(ii)	the compensation of the Company’s auditor.

The Company’s auditor reports directly to the Committee.  The Committee is directly responsible for overseeing the work of the Company’s auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company’s auditor regarding financial reporting.

(c)	Relationship with the Auditor

The Committee is responsible for reviewing the proposed audit plan and proposed audit fees.  The Committee is also responsible for:

(i)
establishing effective communication processes with management and the Company’s auditor so that it can objectively monitor the quality and effectiveness of the auditor’s relationship with management and the Committee;

(ii)	receiving and reviewing regular feedback from the auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditor’s final report;

(iii)	reviewing, at least annually, a report from the auditor on all relationships and engagements for non-audit services that may be reasonably thought to bear on the independence of the auditor; and

(iv)	meeting in camera with the auditor whenever the Committee deems it appropriate.

(d)	Accounting Policies

The Committee is responsible for:

(i)	reviewing the Company’s accounting policy note to ensure completeness and acceptability with GAAP as part of the approval of the financial statements;

(ii)	discussing and reviewing the impact of proposed changes in accounting standards or securities policies or regulations;

(iii)	reviewing with management and the auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;

(iv)	discussing with management and the auditor the acceptability, degree of aggressiveness/conservatism and quality of underlying accounting policies and key estimates and judgments; and

(v)	discussing with management and the auditor the clarity and completeness of the Company’s financial disclosures.

(e)	Risk and Uncertainty

The Committee is responsible for reviewing, as part of its approval of the financial statements:

(i)	uncertainty notes and disclosures; and

(ii)	MD&A disclosures.

The Committee, in consultation with management, will identify the principal business risks and decide on the Company’s “appetite” for risk.  The Committee is responsible for reviewing related risk management policies and recommending such policies for approval by the Board.  The Committee is then responsible for communicating and assigning to the applicable Board committee such policies for implementation and ongoing monitoring.

The Committee is responsible for requesting the auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed or controlled.

(f)	Controls and Control Deviations

The Committee is responsible for reviewing:

(i)	the plan and scope of the annual audit with respect to planned reliance and testing of controls; and

(ii)	major points contained in the auditor’s management letter resulting from control evaluation and testing.

The Committee is also responsible for receiving reports from management when significant control deviations occur.

(g)	Compliance with Laws and Regulations

The Committee is responsible for reviewing regular reports from management and others (e.g. auditors) concerning the Company’s compliance with financial related laws and regulations, such as:

(i)	tax and financial reporting laws and regulations;

(ii)	legal withholdings requirements;

(iii)	environmental protection laws; and

(iv)	other matters for which directors face liability exposure.

VIII.	Non-Audit Services

All non-audit services to be provided to the Company or its subsidiary entities by the Company’s auditor must be pre-approved by the Committee.

IX.	Submission Systems and Treatment of Complaints

The Committee is responsible for establishing procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

X.	Hiring Policies

The Committee is responsible for reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

Adopted by the Board on October 22, 2009.